Exhibit (a)(5)(C)

GE HEALTHCARE BEGINS TENDER OFFER TO ACQUIRE CLARIENT, INC.

CHALFONT ST GILES, UK, November 5, 2010. GE Healthcare, a unit of General Electric Company (NYSE:GE) today will commence a cash tender offer to purchase all outstanding shares of common and preferred stock of Clarient, Inc. (NASDAQ:CLRT) through a wholly owned subsidiary of GE, Crane Merger Sub, Inc. On October 22, 2010, the companies announced a definitive agreement whereby GE Healthcare agreed to acquire Clarient in a cash tender offer and subsequent merger for an aggregate cash purchase price of approximately $570 million, net of cash and investments as of September 30, 2010.

Upon the successful closing of the tender offer, stockholders of Clarient will receive $5.00 in cash for each share of Clarient common stock tendered in the offer and $20.00 in cash for each share of Clarient Series A Convertible Preferred Stock tendered in the offer, in each case without interest and less any required withholding taxes.

Today, GE will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO that provides the terms and conditions of the tender offer, and Clarient will file a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of Clarient’s board of directors that Clarient stockholders accept the tender offer and tender their shares in the offer. As previously disclosed, the board of directors of Clarient has approved the transaction unanimously.

The tender offer will expire at midnight New York City time on December 6, 2010, unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC. The closing of the tender offer is conditioned upon the tender of shares representing at least a majority of the outstanding shares of Clarient common stock on a fully diluted basis. As previously disclosed, stockholders holding shares representing approximately 47% of Clarient’s common stock on a fully diluted basis have agreed, among other things, to tender all of their shares in the tender offer. The closing of the tender offer is also conditioned upon expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.

About GE Healthcare

GE Healthcare provides transformational medical technologies and services that are shaping a new age of patient care. Our broad expertise in medical imaging and information technologies, medical diagnostics, patient monitoring systems, drug discovery, biopharmaceutical manufacturing technologies, performance improvement and performance solutions services help our customers to deliver better care to more people around the world at a lower cost. In addition, we partner with healthcare leaders, striving to leverage the global policy change necessary to implement a successful shift to sustainable healthcare systems.

Our “healthymagination” vision for the future invites the world to join us on our journey as we continuously develop innovations focused on reducing costs, increasing access and improving quality and efficiency around the world. Headquartered in the United Kingdom, GE Healthcare is a $16 billion unit of General Electric Company (NYSE: GE). Worldwide, GE Healthcare employs more than 46,000 people committed to serving healthcare professionals and their patients in more than 100 countries. For more information about GE Healthcare, visit our website at www.gehealthcare.com.

For our latest news, please visit http://newsroom.gehealthcare.com

Media Contact for GE Healthcare:

Dr Val Jones

+44 7917 175 192

val.jones@ge.com

Investor Contact for Clarient:

Matt Clawson

Allen & Caron Inc

(949) 474-4300

matt@allencaron.com

Forward Looking Statements

Certain statements herein regarding Clarient, Inc. and General Electric Company and the proposed transaction contain forward-looking statements that involve risks and uncertainty. Future events regarding the proposed transaction and both Clarient’s and GE’s actual results could differ materially from the forward-looking statements. Factors that might cause such a difference include, but are not limited to: delays in completing, or the failure to complete, the proposed transaction due to a failure to satisfy closing conditions or other reasons, Clarient’s ability to continue to develop and expand its diagnostic services business, uncertainties inherent in Clarient’s product development programs, Clarient’s ability to attract and retain highly qualified managerial, technical, and sales and marketing personnel, Clarient’s ability to maintain compliance with financial and other covenants under its credit facility, Clarient’s ability to successfully manage its in-house billing and collections processes, the continuation of favorable third-party payor reimbursement for laboratory tests, changes in federal payor regulations or policies, including adjustments to Medicare reimbursement rates, that may affect coverage and reimbursement for Clarient’s laboratory diagnostics services, Clarient’s ability to obtain additional financing on acceptable terms or at all, unanticipated expenses or liabilities or other adverse events affecting cash flow, uncertainty of success in identifying, developing and commercializing new diagnostic tests or novel markers including the Mammostrat(R) test, Clarient’s ability to fund development of new diagnostic tests and novel markers, and to obtain adequate patent protection covering Clarient’s use of these tests and markers including for the Mammostrat(R) test, and the amount of resources Clarient determines to apply to novel marker development and commercialization, the risk to Clarient of infringement claims and the possibility of the need to license intellectual property from third parties to avoid or settle such claims, failure to obtain regulatory approvals and clearances required to conduct clinical trials if/when required and/or to commercialize Clarient’s services and underlying diagnostic applications, Clarient’s ability to compete with other technologies and with emerging competitors in novel cancer diagnostics and dependence on third parties for collaboration in developing new tests, and risks detailed from time to time in Clarient’s and GE’s SEC reports, including quarterly reports on Form 10-Q, current reports on Form 8-K, and annual reports on Form 10-K. Recent experience with respect to laboratory services, net revenues and results of operations may not be indicative of future results for the reasons set forth above.

Neither Clarient nor GE assumes any obligation to update any forward-looking statements or other information contained in this document.

Important Additional Information

The tender offer described in this press release will commence today. This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for any of the tender offer documents referenced below. GE and its indirect, wholly-owned subsidiary, Crane Merger Sub, Inc., will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”). Potential investors and Clarient stockholders are strongly advised to read the tender offer statement (which will include the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Clarient with the SEC because they will contain important information about the tender offer. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Crane Merger Sub, Inc. at GE Healthcare, 9900 W Innovation Drive, Wauwatosa, WI 53226, Attention: “Corporate Counsel—Business Development”.

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